As submitted confidentially to the Securities and Exchange Commission on December 29, 2025.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission,

and all information herein remains strictly confidential.

Registration No. 333-[•]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________________

FORM S-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

_________________________________

Cloudastructure, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7370	87-0690564
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

_________________________________

228 Hamilton Avenue, 3rd Floor
Palo Alto, California 94301

(650) 644-4160

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
_________________________________

James McCormick

Chief Executive Officer

Cloudastructure, Inc.

228 Hamilton Avenue, 3rd Floor
Palo Alto, California 94301

(650) 644-4160

(Name, address, including zip code, and telephone number, including area code, of agent for service)

_________________________________

Copies to:

Kimberly A. Baber, Esq.

Varnum LLP

Bridgewater Place

333 Bridge Street NW, Suite 1700

Grand Rapids, Michigan 49504

(616) 336-6851

(Name, address, including zip code, and telephone number, including area code, of agent for service)
_________________________________

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains two prospectuses:

•	a base prospectus that covers the potential offering, issuance, and sale from time to time of our common stock, preferred stock, subscription rights, units, and warrants in one or more offerings with a total value of up to $150,000,000; and

•	a sales agreement prospectus covering the potential offering, issuance, and sale from time to time of shares of our Class A common stock having an aggregate gross sales price of up to $[●] pursuant to a sales agreement with Maxim Group LLC.

The base prospectus immediately follows this explanatory note. The specific terms of any securities to be offered pursuant to the base prospectus, other than the shares offered pursuant to the sales agreement, will be specified in a prospectus supplement to the base prospectus. The specific terms of the securities to be offered pursuant to the sales agreement are specified in the sales agreement prospectus that immediately follows the base prospectus. The common stock that may be offered, issued, and sold by us under the sales agreement prospectus is included in the $150,000,000 of securities that may be offered, issued, and sold by us under the base prospectus. In the event of the termination of the offering of Class A common stock under the sales agreement prospectus, any portion of the $[●] aggregate offering price for the common stock covered by the sales agreement prospectus that is not sold pursuant to the sales agreement prospectus will be available for sale in other offerings pursuant to the base prospectus.

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The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

PROSPECTUS - Subject to Completion dated [●]

$150,000

Class A Common Stock

Preferred Stock

Warrants

Units

Subscription Rights

By this prospectus and an accompanying prospectus supplement, we may from time to time offer and sell, in one or more offerings, up to $150,000,000 in any combination of our Class A common stock, preferred stock, warrants, units, and subscription rights.

We will provide you with more specific terms of these securities in one or more supplements to this prospectus. We may also authorize one or more free-writing prospectuses to be provided to you in connection with these offerings. You should read this prospectus and any applicable prospectus supplement or free writing prospectus, as well as any documents incorporated by reference carefully before you invest.

We may offer these securities from time to time in amounts, at prices, and on other terms to be determined at the time of offering. We may offer and sell these securities to or through underwriters, dealers, or agents, or directly to investors, on a continuous or delayed basis. The supplements to this prospectus will provide the specific terms of the plan of distribution. The price to the public of such securities and the net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

Our Class A common stock is listed on the Nasdaq Capital Market (“Nasdaq”), under the symbol “CSAI.” On [●], 2026, the last reported sale price of our Class A common stock on Nasdaq was $[●] per share.

As of [●], 2026, the aggregate market value of our outstanding common stock held by non-affiliates was approximately $[●], which we calculated based on [●] shares of outstanding common stock as of [●], 2026, of which [●] shares were held by non-affiliates, and a price per share of $[●], which was the closing price of our Class A common stock on [●], 2026. We have not offered or sold any securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12-calendar-month period that ends on and includes the date of this prospectus. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell, pursuant to the registration statement of which this prospectus forms a part, securities with a value exceeding one-third of the aggregate market value of our outstanding common stock held by non-affiliates in any 12-month period, so long as the aggregate market value of our outstanding common stock held by non-affiliates remains below $75.0 million.

Investing in our Class A common stock involves a high degree of risk. See the “Risk Factors” section beginning on page 6 of this prospectus and in the documents incorporated by reference into this prospectus for the risks and uncertainties you should consider before investing in our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________________

The date of this prospectus is [●], 2026.

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We have not authorized anyone to provide any information to you other than the information contained in this prospectus and the documents incorporated by reference herein. We do not take any responsibility for, and can provide no assurance as to the reliability of, any information that others may give to you. This prospectus is an offer to sell only the shares of Class A common stock offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or incorporated by reference herein is current only as of its date, regardless of its time of delivery or the time of any sale of shares of Class A common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that can involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus and the documents incorporated by reference herein, including statements regarding our future results of operations and financial position, business plan and strategy, future revenue, timing and likelihood of success, plans and objectives of management for future operations, future results of anticipated products and prospects, plans and objectives of management are forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions, or strategies regarding the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements contained in this prospectus may include, but are not limited to, statements about:

•	the implementation of our business model and our strategic plans for our business, product, services, and technology;

•	our commercialization and marketing capabilities and strategy;

•	our ability to establish or maintain collaborations or strategic relationships or obtain additional funding;

•	our competitive position;

•	the scope of protection that we able to establish and maintain for intellectual property rights covering our products, services, and technology;

•	developments and projections relating to our competitors and our industry;

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements; and

•	the impact of new or existing laws and regulations on our business and strategy.

These forward-looking statements are based on information available to us at the time of this prospectus or the documents incorporated by reference herein, and on our current expectations and projections about our business, the industry in which we operate and financial trends that we believe may affect our business, financial condition, results of operations and prospects, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date made and are subject to a number of risks, uncertainties and assumptions, including, but not limited to, those described in the section of this prospectus entitled “Risk Factors” and in our periodic filings with the Securities and Exchange Commission (the “SEC”), which are publicly available on the SEC’s website at www.sec.gov. Given that forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

You should read this prospectus and any accompanying prospectus supplement completely and with the understanding that our actual future results, levels of activity and performance as well as other events and circumstances may be materially different from what we expect. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus. We qualify all of our forward-looking statements by these cautionary statements.

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PROSPECTUS SUMMARY

This summary highlights, and is qualified in its entirety by, the more detailed information contained elsewhere in this prospectus or incorporated by reference herein and does not contain all of the information that you should consider prior to making an investment decision. You should read the entire prospectus carefully, including the sections entitled “Risk Factors,” and “Cautionary Note Regarding Forward-Looking Statements,” and our audited and unaudited financial statements and the accompanying notes incorporated by reference herein or included in any applicable prospectus supplement hereto before making an investment decision. Unless otherwise indicated or context otherwise requires, all references to “we,” “us,” “our,” the “Company,” “Cloudastructure,” and similar terms refer to Cloudastructure, Inc.

About This Prospectus

This prospectus is part of a registration statement filed with the SEC using a “shelf” registration process. Under this shelf process, we may sell the securities described in this prospectus in one or more primary offerings, up to the maximum aggregate dollar amount $150,000,000.

This prospectus provides you with a general description of the securities that may be offered. Each time we offer securities for sale, we will provide a prospectus supplement that contains specific information about the terms of that offering. Any prospectus supplement may also add or update information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under “Where You Can Find More Information” and “Information Incorporated by Reference.”

The registration statement that contains this prospectus (including the exhibits thereto) contains additional important information about us and the securities we may offer under this prospectus. Specifically, we have filed certain legal documents that establish the terms of the securities offered by this prospectus as exhibits to the registration statement. We will file certain other legal documents that establish the terms of the securities offered by this prospectus as exhibits to reports we file with the SEC. You may obtain copies of that registration statement and the other reports and documents referenced herein as described below under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making offers to sell or solicitations to buy the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making that offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation. You should not assume that the information in this prospectus or any prospectus supplement, as well as the information we file or previously filed with the SEC that we incorporate by reference in this prospectus or any prospectus supplement, is accurate as of any date other than its respective date. Our business, financial condition, results of operations, and prospects may have changed since those dates.

Overview of Company

We were formed under the laws of the State of Delaware on March 28, 2003. We provide an award-winning cloud-based artificial intelligence (“AI”) video surveillance and Remote Guarding (as defined below) service built on AI and machine learning platforms.

We operated as a small Silicon Valley startup until early 2021 when we raised over $35 million in funding under Regulation A of the Securities Act. With these funds, we quickly built a sales, marketing, and support structure and achieved a degree of early success in the property management space. As of the date of this prospectus, we have contracts in place with 6 of the top 10 property management companies on the National Multifamily Housing Council’s (“NMHC’s”) 2025 NMCH 50 list (Greystar Real Estate Partners, Asset Living, Avenue5 Residential, LLC, Cushman & Wakefield, FPI Management, Inc., and Bozzuto). Our cloud-based solutions allow our customers to provide real-time safety and security solutions for their properties, as well as easily manage security across all of their locations. As of the date of this prospectus, we are focused on expanding into more of our existing top tier customer locations, acquiring additional customers in the property management (“proptech”) space, and we anticipate continuing to enter into additional markets in 2026.

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Our intelligent AI solution works by identifying objects (faces, license plates, animals, guns, etc.) in video footage so that property managers can quickly search for those objects. Additionally, our AI and Remote Guarding services provide a proactive response to crime. Remote guarding combines video surveillance, AI analytics, monitoring centers, and security agents (“Remote Guarding”). Based on internal data comparing the total number of actual threatening activity alerts received by our Remote Guards, against all potentially suspicious and threatening activity alerts received by our Remote Guards, on average, in 2025 to the date of this prospectus, our Remote Guarding services deterred over 98% of all threatening activity for our customers. We believe AI security delivers multiple benefits for many property owners, including, without limitation:

•	Deterring crime and improving overall safety;

•	Improving occupancy rates and rental rates; and

•	Reducing onsite guard costs and lowering insurance rates

We believe that our solution is more affordable and easier to use than the various solutions that our competitors offer. Our Remote Guarding service bridges the line between AI and human intelligence. AI has the ability to monitor all cameras at the same time and all of the time, a task from which humans would fatigue. When the AI detects an event occurring, the Remote Guards are notified. The Remote Guards can then determine if escalation is required. With real-time human intervention, our Remote Guarding service can turn video surveillance from a forensic tool, used after a crime has been committed, into a real time crime prevention tool. This has the potential to greatly increase value for our customers.

Emerging Growth Company

We are an “emerging growth company” as defined in the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take, and intend to take, advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (ii) the exemptions from say-on-pay, say-on-frequency, and say-on-golden parachute voting requirements, and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

We will remain an emerging growth company until the earliest of (i) December 31, 2030, which is the last day of the fiscal year following the fifth anniversary of our direct listing on Nasdaq, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Class A common stock held by non-affiliates was $700.0 million or more as of the last business day of the second fiscal quarter of such year, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we may adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-public companies instead of the dates required for other public companies.

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Smaller Reporting Company

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting Class A common stock held by non-affiliates is $250 million or more measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100 million during the most recently completed fiscal year and our voting and non-voting Class A common stock held by non-affiliates is $700 million or more measured on the last business day of our second fiscal quarter.

Corporate Information

We were incorporated under the laws of the State of Delaware on March 28, 2003, under the name Connexed Technologies, Inc. On September 28, 2016, we changed our name to Cloudastructure, Inc. Our principal executive offices are located at 228 Hamilton Avenue, 3rd Floor, Palo Alto, California 94301. Our telephone number is (650) 644-4160, and our website address is www.cloudastructure.com. Information contained on or that can be accessed through our website is neither a part of, nor incorporated by reference into, this prospectus, and you should not consider information on our website to be part of this prospectus. Our website address is included in this prospectus as an inactive textual reference only.

RISK FACTORS

Investing in any securities offered pursuant to this prospectus involves a high degree of risk. Before you decide to invest in any of our securities, you should carefully consider the risks described in the section entitled “Risk Factors” in our most recent Annual Report on Form 10-K and other filings we make with the SEC from time to time, which are incorporated by reference herein, together with the other information in this prospectus and documents incorporated by reference in this prospectus. The risks described in our most recent Annual Report on Form 10-K and the other filings incorporated by reference herein are not the only ones that we face. Additional risks and uncertainties may also impair our business operations. If any of the risks described in our most recent Annual Report on Form 10-K and the other filings incorporated by reference herein occur, our business, financial condition, results of operations and future prospects could be harmed. In these circumstances, the value of our securities could decline, and you may lose all or part of your investment.

USE OF PROCEEDS

Unless we state otherwise in an accompanying prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by us in primary offerings under this prospectus and any related prospectus supplement for general corporate purposes. These purposes may include working capital, acquisitions, and other business opportunities. Pending the application of the net proceeds, we may invest the proceeds in short-term, interest-bearing instruments or other investment-grade securities. We cannot estimate precisely the allocation of the net proceeds from these offerings. Accordingly, our management team will have broad discretion in the application of the net proceeds of these offerings, if any.

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DILUTION

We will set forth in a prospectus supplement the following information regarding any material dilution of the equity interests of investors purchasing securities sold by the Company in a primary offering under this prospectus:

•	the net tangible book value per share of our equity securities before and after the offering;

•	the amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers in the offering; and

•	the amount of the immediate dilution from the public offering price that will be absorbed by such purchasers.

DESCRIPTION OF THE SECURITIES THAT MAY BE OFFERED

General

The following description summarizes some of the terms of our Second Amended and Restated Certificate of Incorporation (our “Charter”) and our Second Amended and Restated Bylaws (our “Bylaws”) and of the General Corporation Law of the State of Delaware (the “Delaware Act”). This description is summarized from, and qualified in its entirety by reference to, our Charter and Bylaws, each of which has been publicly filed with the SEC, as well as the relevant provisions of the Delaware Act.

Pursuant to our Charter and Bylaws, we are authorized to issue 500,000,000 shares of capital stock, which consists of: (i) 250,000,000 shares of Class A common stock, par value $0.0001 per share, (ii) 100,000,000 shares of Class B common stock, par value $0.0001 per share and (iii) 150,000,000 shares of preferred stock, par value $0.0001 per share. However, our Charter provides that, upon any conversion of shares of Class B common stock into shares of Class A common stock, the converted shares of Class B common stock are to be retired and may not be reissued. As of the date of this prospectus, a total of [●] shares of our Class B common stock that were issued and outstanding were converted into shares of Class A common stock. As a result, as of the date of this prospectus, we are only authorized to issue [●] shares of Class B common stock.

Pursuant to our Charter, our board of directors has the authority, without stockholder approval except as required by Nasdaq rules, to issue additional shares of our capital stock, subject to the limitations in our Charter.

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DESCRIPTION OF COMMON STOCK

Class A Common Stock

Our Charter provides that:

•	holders of Class A common stock have voting rights for the election of our directors and all other matters requiring stockholder action, except with respect to amendments to our Charter that alter or change the powers, preferences, rights, or other terms of any outstanding preferred stock if the holders of such affected series of preferred stock are entitled to vote on such an amendment;

•	holders of Class A common stock are entitled to one vote per share on matters to be voted on by stockholders and, except as otherwise provided in our Charter or by applicable law, holders of shares of Class A common stock and Class B common stock will at all times vote together as one class;

•	subject to the preferences applicable to any outstanding shares of our preferred stock, the holders of our Class A common stock and the holders of our Class B common stock are entitled to share equally, on a per share basis, in such dividends as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor, except that if any such dividend is paid in the form of shares of common stock or rights to acquire shares of common stock, the holders of Class A common stock will receive Class A common stock or rights to acquire Class A common stock, as the case may be, and the holders of Class B common stock will receive Class B common stock or rights to acquire Class B common stock, as the case may be;

•	upon our liquidation or dissolution, the holders of Class A common stock and the holders of Class B common stock are entitled to share equally, on a per share basis, all assets remaining available for distribution to stockholders after payment of all liabilities and subject to the preferences applicable to any shares of preferred stock outstanding at that time; and

•	the holders of Class A common stock have no conversion, preemptive, or other subscription rights, and there are no sinking fund or redemption provisions applicable to the Class A common stock.

Class B Common Stock

Our Charter provides that:

•	holders of Class B common stock have voting rights for the election of our directors and all other matters requiring stockholder action, except with respect to amendments to our Charter that alter or change the powers, preferences, rights, or other terms of any outstanding preferred stock if the holders of such affected series of preferred stock are entitled to vote on such an amendment;

•	holders of Class B common stock are entitled to 20 votes per share on matters to be voted on by stockholders and, except as otherwise provided in our Charter or by applicable law, holders of shares of Class A common stock and Class B common stock will at all times vote together as one class;

•	subject to the preferences applicable to any outstanding shares of our preferred stock, the holders of our Class B common stock and the holders of our Class A common stock are entitled to share equally, on a per share basis, in such dividends as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor, except that if any such dividend is paid in the form of shares of common stock or rights to acquire shares of common stock, the holders of Class A common stock will receive Class A common stock or rights to acquire Class A common stock, as the case may be, and the holders of Class B common stock will receive Class B common stock or rights to acquire Class B common stock, as the case may be;

•	upon our liquidation or dissolution, the holders of Class B common stock and the holders of Class A common stock are entitled to share equally, on a per share basis, all assets remaining available for distribution to stockholders after payment of all liabilities and subject to the preferences applicable to any shares of preferred stock outstanding at that time;

•	each share of Class B common stock is convertible into one share of Class A common stock, as described under “Conversion Rights” below; and

•	the holders of Class B common stock have no preemptive or other subscription rights, and there are no sinking fund or redemption provisions applicable to the Class B common stock.

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Voting Rights

Under Delaware law, holders of our Class A common stock or Class B common stock are entitled to vote as a separate class on any proposed amendment to our Charter that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class in a manner that would adversely affect them. Consequently, in these specific circumstances, holders of a majority of our Class A common stock or holders of a majority of our Class B common stock could defeat any such proposed amendment to our Charter. For instance, if an amendment proposed that either class of our common stock rank junior to the other class of our common stock with respect to (i) dividends or distributions, (ii) distribution of proceeds in the event of acquisition or liquidation, or (iii) any other rights, Delaware law would require a separate vote by the adversely affected class of common stock. In this scenario, the holders of a majority of the adversely affected class of common stock could reject the proposed amendment.

Conversion Rights

Our Class A common stock is not convertible into any other security. Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain permitted transfers set forth in our Charter, and at any time following our closing of a firm commitment underwritten initial public offering upon the affirmative vote or written consent of the holders of a majority of our Class B common stock then outstanding and held by our founder, Mr. S. Richard Bentley, and certain affiliates of our founder.

Description of Designated Series of Preferred Stock

Our Charter provides that shares of preferred stock may be issued from time to time in one or more series. Subject to the terms and conditions set forth in the Certificate of Designations with respect to the ranking of any series of our preferred stock, our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, and the relative participating, optional or other special rights, if any, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of our common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring, or preventing a change of our control or the removal of our existing management.

Series 1 Convertible Preferred Stock

On January 28, 2025, we filed a Certificate of Designations of Preferences and Rights of Series 1 Convertible Preferred Stock (the “Series 1 Certificate of Designations”) with the Secretary of State of the State of Delaware creating our Series 1 Convertible Preferred Stock (the “Series 1 Preferred”). The Series 1 Certificate of Designations became effective with the Secretary of State of the State of Delaware upon filing.

Authorized Shares; Stated Value

We are authorized to issue up to 30,000 shares of Series 1 Preferred, with each share having a stated value of $1,111, subject to an automatic 10% increase upon the occurrence of (i) a Series 1 Trigger Event (defined below), (ii) if we fail to fully comply with any covenant, obligation, or agreement or fail to pay any amount when due and payable, and such failure is not cured within the applicable cure period, or (iii) upon the occurrence of any bankruptcy, insolvency, or similar event (each of (ii) and (iii) an “Event of Default”) (the “Series 1 Stated Value”).

We previously issued a total of 6,300 shares of Series 1 Preferred; however, all of those shares of Series 1 Preferred were subsequently converted into shares of our Class A common stock. As of the date of this prospectus, no shares of Series 1 Preferred are issued or outstanding.

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Ranking

Except as otherwise set forth in the Series 2 Certificate of Designations (defined below) or as required by applicable law, the Series 1 Preferred and the Series 2 Preferred (defined below) rank equally (including with respect to dividends and distributions and upon any voluntary or involuntary liquidation, dissolution, or winding up of the Company (a “Liquidation Event”)) and are identical in all respects. Except to the extent that the holders of at least a majority of the outstanding Series 1 Preferred shares and the Series 2 Preferred shares, voting together as a single class, expressly consent to the creation of capital stock that is either senior or pari passu in rank with the Series 1 Preferred and the Series 2 Preferred, all other shares of capital stock of the Company will be junior in rank.

Preferred Return

The Series 1 Preferred accrues a 10% per annum rate of return on the Series 1 Stated Value (the “Series 1 Preferred Return”) from the date of issuance. The Series 1 Preferred Return is payable on a quarterly basis, and is subject to quarterly compounding, either in cash or via the issuance of additional shares of Series 1 Preferred, at our discretion. Following the occurrence of an Event of Default, the preferred return will increase to 15% per annum until such Event of Default has been cured.

Liquidation Preference

In the event of a Liquidation Event or Deemed Liquidation Event (defined below), the Series 1 Preferred will be paid an amount equal to (i) the Series 1 Stated Value at such time, plus (ii) any accrued and unpaid Series 1 Preferred Return (the “Series 1 Preferred Liquidation Amount”), prior to any payments being made to the holders of our common stock. Following payment of the Series 1 Preferred Liquidation Amount, the Series 1 Preferred will not participate in the distribution of any remaining assets of the Company.

A “Deemed Liquidation Event” will occur (i) if we merge or consolidate with another entity and our stockholders immediately prior to such transaction do not continue to hold a majority of the voting power immediately after such transaction, or (ii) if we sell, lease, transfer, exclusively license or otherwise dispose of all or substantially all of our assets.

Conversion Rights

The Series 1 Preferred is convertible at any time into (i) the number of shares of Series 1 Preferred being converted multiplied by their then Series 1 Stated Value (the “Series 1 Conversion Amount”), divided by (ii) the Series 1 Conversion Price (defined below).

Prior to a Series 1 Trigger Event (defined below) or an Event of Default, the conversion price (“Series 1 Conversion Price”) is $9.00 per share of Class A common stock or, if lower, the price at which we issue Class A common stock or rights to receive Class A common stock (the “Series 1 Fixed Conversion Price”). Following a Series 1 Trigger Event or Event of Default, the Series 1 Conversion Price is the lesser of the (i) Series 1 Fixed Conversion Price, and (ii) greater of (x) 85% multiplied by the lowest daily volume weighted average price (VWAP) of our Class A common stock during the ten business day period prior to the measurement date, and (y) $1.00.

A “Series 1 Trigger Event” will occur (i) upon our receipt of a letter of noncompliance from Nasdaq, (ii) upon our average market capitalization during any 10 business day period falling below $75,000,000, and (iii) in any quarter beginning with the first calendar quarter of 2025 where (x) our stockholder equity is less than $2,500,000, (y) we incur a net loss greater than $1,000,000, or (z) our net sales are less than $500,000.

Ownership Limitation

Notwithstanding the foregoing, we will not give effect to any conversion of Series 1 Preferred to the extent that, following such conversion, the holder individually (without aggregating with its affiliates) would beneficially own in excess of 4.99% of our outstanding Class A common stock (the “Maximum Percentage”); provided, that the Maximum Percentage for a holder of Series 1 Preferred together with such holder’s affiliates will be 9.99%. The Maximum Percentage is enforceable, unconditional, and non-waivable and shall apply to all affiliates and assigns of each holder of the Series 1 Preferred.

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Company Optional Redemption

We have the right at any time after the date that is six months from the earlier of (i) the effective date of the registration statement registering the shares of Class A common stock into which the Series 1 Preferred shares are convertible, and (ii) the date that such shares of Class A common stock are eligible for resale pursuant to Rule 144 under the Securities Act, to elect, in our sole discretion, to redeem all or any portion of the Series 1 Preferred then outstanding by paying an amount in cash equal to the Series 1 Preferred Liquidation Amount multiplied by 115%. In addition, we may, at our election, use at least 25% of any funds that we raise through an equity financing to redeem outstanding shares of Series 1 Preferred.

Dividends and Distributions

The Series 1 Preferred are not entitled to participate in any dividends, distributions, or payments to the holders of our common stock. However, the Series 1 Preferred shares are entitled to the Series 1 Preferred Return described above.

Voting Rights

The Series 1 Preferred shall vote together with holders of our Class A common stock and Class B common stock on an as-converted basis, and not as a separate class, at any annual or special meeting of stockholders, and may act by written consent in the same manner as holders of our Class A common stock and Class B common stock. In addition, for so long as any shares of Series 1 Preferred are outstanding, the affirmative vote of a majority of the Series 1 Preferred then outstanding shall be required to (i) alter or change adversely the powers, preferences or rights given to the Series 1 Preferred or alter or amend the Series 1 Certificate of Designations, or (ii) enter into any agreement with respect to any of the foregoing.

Notwithstanding the foregoing, in no event shall a holder of our Series 1 Preferred (together with such holder’s affiliates, and any “persons” acting as a “group” (as such terms are defined under Sections 13(d) and 14(d) of the Exchange Act and the rules and regulations promulgated thereunder) together with such holder or such holder’s affiliates (such persons, “Attribution Parties”)) be entitled to vote, on an as-converted basis and in aggregate with respect to any other shares of our Class A common stock, Class B common stock, Series 2 Preferred or other preferred stock beneficially owned by such holder of Series 1 Preferred or any affiliates or Attribution Parties of such holder, more than 4.99% of our outstanding voting shares as of the applicable record date, as adjusted for any stock splits, reverse stock splits, stock dividends, reclassifications, reorganization, recapitalizations or other similar transaction.

Covenants

Pursuant to the Series 1 Certificate of Designations, for so long as any shares of Series 1 Preferred remain outstanding, we have agreed to comply with a number of covenants restricting our ability to take certain actions or engage in certain activities, which restrictions are typical for protecting holders of preferred shares such as the Series 1 Preferred. In particular, at any time that any shares of Series 1 Preferred are outstanding, we will not issue any preferred stock or other securities (except for certain limited issuances), we will not enter into certain fundamental transactions (including, without limitation, mergers, business combinations or similar transactions), and we will not incur any debt (other than trade payables incurred in the ordinary course of our business) without, in each case, the prior written consent of the holders of a majority of the Series 1 Preferred shares then issued and outstanding.

Series 2 Convertible Preferred Stock

On March 24, 2025, we filed a Certificate of Designations of Preferences and Rights of Series 2 Convertible Preferred Stock (the “Series 2 Certificate of Designations”) with the Secretary of State of the State of Delaware creating the Series 2 Convertible Preferred Stock (the “Series 2 Preferred”). The Series 2 Certificate of Designations became effective with the Secretary of State of the State of Delaware upon filing.

Authorized Shares; Stated Value

We are authorized to issue up to 40,000 shares of Series 2 Preferred, with each share having a stated value of $1,111, subject to an automatic 10% increase upon the occurrence of an Event of Default (the “Series 2 Stated Value”).

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As of the date of this prospectus, we have issued a total of [●] shares of Series 2 Preferred, of which [●] shares have been converted into shares of our Class A common stock. As of the date of this prospectus, there are [●] shares of Series 2 Preferred issued and outstanding, which are convertible into shares of our Class A common stock on the terms described below. All outstanding shares of Series 2 Preferred are held by Streeterville Capital, LLC, a Utah limited liability company (“Streeterville”), and were issued pursuant to a Securities Purchase Agreement we entered into with Streeterville on March 21, 2025 (as thereafter amended, supplemented, and/or otherwise modified from time to time, the “Series 2 Purchase Agreement”).

Ranking

Except as otherwise set forth in the Series 2 Certificate of Designations or as required by applicable law, the Series 1 Preferred and the Series 2 Preferred rank equally (including with respect to dividends and distributions and upon any Liquidation Event) and are identical in all respects. Except to the extent that the holders of at least a majority of the outstanding Series 1 Preferred shares and the Series 2 Preferred shares, voting together as a single class, expressly consent to the creation of capital stock that is either senior or pari passu in rank with the Series 1 Preferred and the Series 2 Preferred, all other shares of capital stock of the Company will be junior in rank.

Preferred Return

The Series 2 Preferred accrues a 9.5% per annum rate of return on the Series 2 Stated Value (the “Series 2 Preferred Return”) from the date of issuance. The Series 2 Preferred Return is payable on a quarterly basis, and is subject to quarterly compounding, either in cash or via the issuance of additional shares of Series 2 Preferred, at our discretion. Following an Event of Default, the Series 2 Preferred Return increases to 15% per annum until such Event of Default has been cured.

Liquidation Preference

In the event of a Liquidation Event or Deemed Liquidation Event, the Series 2 Preferred will be paid an amount equal to (i) the Series 2 Stated Value at such time, plus (ii) any accrued and unpaid Series 2 Preferred Return (the “Series 2 Preferred Liquidation Amount”), prior to any payments being made to the holders of our common stock. Following payment of the Series 2 Preferred Liquidation Amount, the Series 2 Preferred will not participate in the distribution of any remaining assets of the Company.

Conversion Rights

The Series 2 Preferred is convertible at any time into (i) the number of shares of Series 2 Preferred being converted multiplied by their then Series 2 Stated Value (the “Series 2 Conversion Amount”), divided by (ii) the Series 2 Conversion Price (defined below).

Prior to a Series 2 Trigger Event (defined below) or an Event of Default, the conversion price (“Series 2 Conversion Price”) is $10.00 per share of Class A common stock or, if lower, the price at which we issue Class A common stock or rights to receive Class A common stock (the “Series 2 Fixed Conversion Price”). Following a Series 2 Trigger Event or Event of Default, the Series 2 Conversion Price is the lesser of the (i) Series 2 Fixed Conversion Price, and (ii) greater of (x) 88% multiplied by the lowest daily VWAP of our Class A common stock during the eight business day period prior to the measurement date, and (y) the 20% of the “Minimum Price” as defined in Nasdaq Rule 5635 calculated as of the most recent date on which Series 2 Preferred has been issued.

A “Series 2 Trigger Event” will occur (i) upon our receipt of a letter of noncompliance from Nasdaq, (ii) upon our average market capitalization during any three business day period following April 1, 2025 falling below $125,000,000, and (iii) in any quarter beginning with the first calendar quarter of 2025 where (x) our stockholder equity is less than $2,500,000, (y) we incur a net loss greater than $1,000,000, or (z) our net sales are less than $500,000.

Notwithstanding the foregoing, on April 11, 2025, we entered into a Supplement Terms Agreement with Streeterville (the “First Series 2 Supplemental Terms”), in connection with our issuance and sale of 3,000 shares of Series 2 Preferred (the “Tranche 2 Shares”) to Streeterville. The First Series 2 Supplemental Terms provides that, irrespective of the terms of the Series 2 Certificate of Designations, Streeterville will not have the right to convert the Tranche 2 Shares into shares of our Class A common stock at a conversion price of less than $1.00 per share prior to 30 days following the occurrence of a First Supplemental Terms Trigger Event (defined below), at which time we may elect to pay the conversion amount in cash or by issuance of additional shares of Class A common stock, at our discretion. A “First Supplemental Terms Trigger Event” will occur when the daily VWAP of our Class A common stock is below $1.00 for five or more business days during any given 15-day period.

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In addition, on December 15, 2025, we entered into a second Supplement Terms Agreement with Streeterville (the “Second Series 2 Supplemental Terms”), in connection with our issuance and sale of 3,500 shares of Series 2 Preferred (the “Tranche 3 Shares”) to Streeterville. The Series 2 Supplemental Terms provides that, irrespective of the terms of the Series 2 Certificate of Designations, Streeterville will not have the right to convert the Tranche 3 Shares into shares of our Class A common stock at a at a conversion price of less than $0.75 per share prior to 20 days following the date that the daily VWAP of the Class A Stock is below $0.75 (the “Cooling Off Period”). Following the Cooling Off Period, if Streeterville seeks to convert any of the Tranche 3 Shares with a conversion price below $0.75 per share, we may elect to pay the conversion amount in cash or by issuance of additional shares of Class A common stock, at our discretion. Only one Cooling Off Period may occur unless the daily VWAP of the Class A Stock is above $0.75 for 90 consecutive days, after which a subsequent Cooling Off Period may occur.

Ownership Limitation

Notwithstanding the foregoing, we will not give effect to any conversion of Series 2 Preferred to the extent that, following such conversion, the holder individually (without aggregating with its affiliates) would beneficially own in excess of 4.99% of our outstanding Class A common stock (the Maximum Percentage); provided, that the Maximum Percentage for a holder of Series 2 Preferred together with such holder’s affiliates will be 9.99%. The Maximum Percentage is enforceable, unconditional, and non-waivable and shall apply to all affiliates and assigns of each holder of the Series 2 Preferred.

Company Optional Redemption

We have the right at any time after the date that is six months from the earlier of (i) the effective date of the registration statement registering the shares of Class A common stock into which the Series 2 Preferred shares are convertible, and (ii) the date that such shares of Class A common stock are eligible for resale pursuant to Rule 144 under the Securities Act, to elect, in our sole discretion, to redeem all or any portion of the Series 2 Preferred then outstanding by paying an amount in cash equal to the Series 2 Preferred Liquidation Amount multiplied by 115%. In addition, we may, at our election, use at least 25% of any funds that we raise through an equity financing to redeem outstanding shares of Series 2 Preferred.

Dividends and Distributions

The Series 2 Preferred are not entitled to participate in any dividends, distributions, or payments to the holders of our Class A common stock. However, the Series 2 Preferred shares are entitled to the Series 2 Preferred Return described above.

Voting Rights

The Series 2 Preferred shall vote together with holders of our Class A common stock and Class B common stock on an as-converted basis, and not as a separate class, at any annual or special meeting of stockholders, and may act by written consent in the same manner as holders of our Class A common stock and Class B common stock. In addition, for so long as any shares of Series 2 Preferred are outstanding, the affirmative vote of a majority of the Series 2 Preferred then outstanding shall be required to (i) alter or change adversely the powers, preferences or rights given to the Series 2 Preferred or alter or amend the Series 2 Certificate of Designations, or (ii) enter into any agreement with respect to any of the foregoing.

Notwithstanding the foregoing, in no event shall a holder of our Series 2 Preferred (together with such holder’s affiliates, and any “persons” acting as a “group” (as such terms are defined under Sections 13(d) and 14(d) of the Exchange Act and the rules and regulations promulgated thereunder) together with Attribution Parties) be entitled to vote, on an as-converted basis and in aggregate with respect to any other shares of our Class A common stock, Class B common stock, Series 1 Preferred or other preferred stock beneficially owned by such holder of Series 2 Preferred or any affiliates or Attribution Parties of such holder, more than 4.99% of our outstanding voting shares as of the applicable record date, as adjusted for any stock splits, reverse stock splits, stock dividends, reclassifications, reorganization, recapitalizations or other similar transaction.

Covenants

Pursuant to the Series 2 Certificate of Designations, for so long as any shares of Series 2 Preferred remain outstanding, we have agreed to comply with a number of covenants restricting our ability to take certain actions or engage in certain activities, which covenants are substantially similar to the covenants in the Series 1 Certificate of Designations described above. In particular, at any time that any shares of Series 2 Preferred are outstanding, we will not issue any preferred stock or other securities (except for certain limited issuances), we will not enter into certain fundamental transactions (including, without limitation, mergers, business combinations or similar transactions), and we will not incur any debt (other than trade payables incurred in the ordinary course of our business) without, in each case, the prior written consent of the holders of a majority of the Series 2 Preferred shares then issued and outstanding.

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Description of Other Preferred Stock

Under the terms of our Charter, the Board is authorized, subject to limitations prescribed by the Delaware Act and in our Charter (including the Series 1 Certificate of Designations and the Series 2 Certificate of Designations described above), to (1) issue from time to time up to 150,000,000 shares of preferred stock in one or more series, and to determine and fix the number of shares of such series and such designations, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, and (2) increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, in each case, without approval by the stockholders. The Board may also authorize the issuance of preferred stock with voting or other rights that could adversely affect the voting power or other rights of the holders of common stock.

It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until the board of directors determines the specific rights of the holders of our preferred stock. However, the effects might include, among other things:

•	Impairing dividend rights of our common stock;

•	Diluting the voting power of our common stock;

•	Impairing the liquidation rights of our common stock; and

•	Delaying or preventing a change of control without further action by our stockholders.

Description of Warrants

Warrants to Purchase Common Stock or Preferred Stock

We may issue warrants for the purchase of common stock or preferred stock. We may issue warrants independently or together with any offered securities. The warrants may be attached to or separate from those offered securities. We may issue the warrants under warrant agreements to be entered into between us and a bank or trust company to be named in the applicable prospectus supplement, as warrant agent, all as described in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. If we offer warrants, we will file the warrant agreement relating to the offered warrants as an exhibit to, or incorporate it by reference in, the registration statement of which this prospectus is a part.

The prospectus supplement relating to any warrants that we may offer will contain the specific terms of the warrants. These terms may include the following:

•	the title of the warrants;

•	the price or prices at which the warrants will be issued;

•	the designation, amount and terms of the securities for which the warrants are exercisable;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each other security;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

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•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	a discussion of any material U.S. federal income tax considerations applicable to the exercise of the warrants;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of warrants that may be exercised at any time;

•	information with respect to book-entry procedures, if any; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Exercise of Warrants

Each warrant will entitle the holder of warrants to purchase for cash the amount of common stock or preferred stock at the exercise price stated or determinable in the prospectus supplement for the warrants. Warrants may be exercised at any time up to the close of business on the expiration date shown in the applicable prospectus supplement, unless otherwise specified in such prospectus supplement. After the close of business on the expiration date, if applicable, unexercised warrants will become void. Warrants may be exercised as described in the applicable prospectus supplement. When the warrant holder makes the payment and properly completes and signs the warrant certificate at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as possible, forward the common stock or preferred stock that the warrant holder has purchased. If the warrant holder exercises the warrant for less than all of the warrants represented by the warrant certificate, we will issue a new warrant certificate for the remaining warrants.

Description of Units

We may, from time to time, issue units comprised of one or more of the other securities described in this prospectus in any combination. A prospectus supplement will describe the specific terms of the units offered under that prospectus supplement, and any special considerations applicable to investing in those units. You must look at the applicable prospectus supplement and any applicable unit agreement for a full understanding of the specific terms of any units. We will incorporate by reference into the registration statement of which this prospectus is a part the form of unit agreement, including a form of unit certificate, if any, that describes the terms of the series of units we are offering before the issuance of the related series of units. While the terms we have summarized below will generally apply to any future units that we may offer under this prospectus, we will describe the particular terms of any series of units that we may offer in more detail in the applicable prospectus supplement and incorporated documents. The terms of any units offered under a prospectus supplement may differ from the terms described below.

General

We may issue units consisting of common stock, preferred stock, warrants or any combination thereof. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time, or at any time before a specified date.

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We will describe in the applicable prospectus supplement and any incorporated documents the terms of the series of units, including the following:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any unit agreement under which the units will be issued; and

•	any provisions for the issuance, payment, settlement, transfer, or exchange of the units or of the securities comprising the units.

The provisions described in this section, as well as those described under “Description of Common Stock,” “Description of Preferred Stock,” and “Description of Warrants” will apply to each unit and to any common stock, preferred stock or warrant included in each unit, respectively.

Issuance in Series

We may issue units in such amounts and in such numerous distinct series as we determine.

Enforceability of Rights by Holders of Units

Each unit agent will act solely as our agent under the applicable unit agreement and will not assume any obligation or relationship of agency or trust with any holder of any unit. A single bank or trust company may act as unit agent for more than one series of units. A unit agent will have no duty or responsibility in case of any default by us under the applicable unit agreement or unit, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a unit, without the consent of the related unit agent or the holder of any other unit, may enforce by appropriate legal action its rights as holder under any security included in the unit.

Title

We, the unit agent, and any of their agents may treat the registered holder of any unit certificate as an absolute owner of the units evidenced by that certificate for any purposes and as the person entitled to exercise the rights attaching to the units so requested, despite any notice to the contrary.

Description of Subscription Rights

We may issue subscription rights to purchase shares of our common stock, preferred stock or other securities. These subscription rights may be issued independently or together with any other security offered hereby and may or may not be transferable by the stockholder receiving the subscription rights in such offering. In connection with any offering of subscription rights, we may enter into a standby arrangement with one or more underwriters or other purchasers pursuant to which the underwriters or other purchasers may be required to purchase any securities remaining unsubscribed for after such offering.

The applicable prospectus supplement will describe the specific terms of any offering of subscription rights for which this prospectus is being delivered, including the following:

•	the price, if any, for the subscription rights;

•	the exercise price payable for each share of common stock or preferred stock upon the exercise of the subscription rights;

•	the number of subscription rights issued to each stockholder;

•	the number and terms of the shares of common stock or preferred stock which may be purchased per each subscription right;

•	the extent to which the subscription rights are transferable;

•	any other terms of the subscription rights, including the terms, procedures and limitations relating to the exchange and exercise of the subscription rights;

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•	the date on which the right to exercise the subscription rights shall commence, and the date on which the subscription rights shall expire;

•	the extent to which the subscription rights may include an over-subscription privilege with respect to unsubscribed securities; and

•	if applicable, the material terms of any standby underwriting or purchase arrangement entered into by us in connection with the offering of subscription rights.

The description in the applicable prospectus supplement of any subscription rights we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable subscription rights certificate, which will be filed with the SEC if we offer subscription rights.

Anti-Takeover Effects of our Charter, Bylaws and the Delaware Act

Classified Board

Our Charter requires our board of directors to be divided into three classes serving staggered three-year terms, with one class elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board of directors.

Advance Notice Requirements

Our Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures specify that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken and define what is considered timely. Our Bylaws also specify the requirements as to form and content of all stockholder notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Director Removal and Vacancies

Subject to the rights of the holders of our outstanding preferred stock, our Charter requires that a member of our board of directors or our entire board may only be removed for cause, and then only by the affirmative vote of the holders of at least sixty-six and two-thirds percent in voting power of our stock entitled to vote on such removal. In addition, subject to the rights of the holders of our outstanding preferred stock, our Charter requires that, any newly created directorship that results from an increase in the number of directors or any vacancy on our board of directors must be filled solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of preferred stock) and may not be filled by the stockholders.

Undesignated Preferred Stock

Our Charter provides for authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our Charter grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of our common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring, or preventing a change in our control.

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Exclusive Forum

Our Charter provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the Delaware Act, our Charter or our Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine. This choice of forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or the Securities Act or any other claim for which the federal district courts of the United States shall be the exclusive jurisdiction.

Notwithstanding the foregoing, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and our Charter provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our Charter, but there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

Moreover, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and our Charter provides that the exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Any provision in our governing documents will be applied only to the fullest extent permitted by law, and we may consent in writing to the selection of an alternative forum where appropriate.

The enforceability of the exclusive forum provision in our Charter may be subject to future developments in the law, including decisions by courts outside of Delaware. Although the Delaware Supreme Court has validated federal forum provisions for Securities Act claims as a matter of Delaware law, other courts considering enforceability may reach different conclusions in particular circumstances, and challenges may be made on an “as applied” basis. Investors should consider the potential benefits of these provisions, including the avoidance of costly parallel litigation and the concentration of Securities Act claims in federal courts, together with the noted uncertainties, when evaluating an investment in our securities.

Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provision in our Charter. Our choice of forum provision may impose additional litigation costs on stockholders in pursuing claims and may limit a stockholder’s ability to bring a claim in a judicial forum that it believes to be favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits with respect to such claims.

Limitation of Liability and Indemnification of Directors and Officers

Our Charter provides that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions and insurance are necessary to attract and retain talented and experienced directors and officers.

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Section 203 of the Delaware Act

As a Delaware corporation, we are subject to the provisions of Section 203 of the Delaware Act. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with an “interested stockholder.” In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns 15% or more of the outstanding voting stock of the corporation.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 of the Delaware Act do not apply if:

•	the business combination takes place more than three years after the interested stockholder became an “interested stockholder;”

•	our board of directors approves the transaction that made the stockholder an “interested stockholder” prior to the date of the transaction;

•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding, other than statutorily excluded shares of Class A common stock; or

•	on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Listing

Our Class A common stock is listed on the Nasdaq Capital Market under the symbol “CSAI.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Transfer Online, Inc. The transfer agent and registrar’s address is 512 SE Salmon Street, Portland, OR 97214. The transfer agent and registrar can be contacted by phone at: (503) 227-2950.

PLAN OF DISTRIBUTION

We may offer and sell the securities in any one or more of the following ways:

•	to or through underwriters, brokers or dealers;

•	directly to one or more other purchasers;

•	through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	through agents on a best-efforts basis;

•	in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on the Nasdaq Capital Market or sales made through a market maker other than on an exchange or other similar offerings through sales agents; or

•	otherwise through any other method permitted by applicable law or a combination of any of the above methods of sale.

19

In addition, we may enter into option, share lending or other types of transactions that require us to deliver shares of common stock to an underwriter, broker or dealer, who will then resell or transfer the shares of common stock under this prospectus. We may also enter into hedging transactions with respect to our securities. For example, we may:

•	enter into transactions involving short sales of the shares of common stock by underwriters, brokers or dealers;

•	sell shares of common stock short and deliver the shares to close out short positions;

•	enter into option or other types of transactions that require the delivery of shares of common stock to an underwriter, broker or dealer, who will then resell or transfer the shares of common stock under this prospectus; or

•	loan or pledge the shares of common stock to an underwriter, broker or dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, we may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

Each time we sell securities, we will provide a prospectus supplement that will name any underwriter, dealer or agent involved in the offer and sale of the securities. Any prospectus supplement will also set forth the terms of the offering, including:

•	the purchase price of the securities and the proceeds we will receive from the sale of the securities;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any public offering or purchase price and any discounts or commissions allowed or re-allowed or paid to dealers;

•	any commissions allowed or paid to agents;

•	any other offering expenses;

•	any securities exchanges on which the securities may be listed;

•	the method of distribution of the securities;

•	the terms of any agreement, arrangement or understanding entered into with the underwriters, brokers or dealers; and

•	any other information we think is important.

20

If underwriters or dealers are used in the sale, the securities will be acquired by the underwriters or dealers for their own account. The securities may be sold from time to time by us in one or more transactions:

•	at a fixed price or prices, which may be changed;
•	at market prices prevailing at the time of sale;
•	at prices related to such prevailing market prices;
•	at varying prices determined at the time of sale; or
•	at negotiated prices.

Such sales may be effected:

•	in transactions on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
•	in transactions in the over-the-counter market;
•

in block transactions in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

•	through the writing of options; or
•	through other types of transactions.

The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the prospectus supplement, the obligations of underwriters or dealers to purchase the securities offered will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the offered securities if any are purchased. Any public offering price and any discount or concession allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

The securities may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable to such agent will be set forth in, the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

Unless otherwise specified in the related prospectus supplement, all securities we offer, other than our Class A common stock, will be new issues of securities with no established trading market. Any underwriters may make a market in these securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Any Class A common stock sold pursuant to a prospectus supplement will be listed for trading on the Nasdaq Capital Market or other principal market for our Class A common stock. We may apply to list our Class B common stock, any series of preferred stock, or warrants on an exchange, but we are not obligated to do so. Therefore, there may not be liquidity or a trading market for any series of securities.

Offers to purchase the securities offered by this prospectus may be solicited, and sales of the securities may be made by us directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities. The terms of any offer made in this manner will be included in the prospectus supplement relating to the offer.

21

Some of the underwriters, dealers or agents used by us in any offering of securities under this prospectus may be customers of, engage in transactions with, and perform services for us or affiliates of ours in the ordinary course of business. Underwriters, dealers, agents and other persons may be entitled to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to be reimbursed for certain expenses.

Any securities initially sold outside the United States may be resold in the United States through underwriters, dealers or otherwise.

Any underwriters to which offered securities are sold by us for public offering and sale may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares during and after the offering, but those underwriters will not be obligated to do so and may discontinue any market making at any time. Specifically, the underwriters may over-allot or otherwise create a short position in the common shares for their own accounts by selling more shares of common stock than have been sold to them by us. The underwriters may elect to cover any such short position by purchasing common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq Capital Market or otherwise and, if commenced, may be discontinued at any time.

In connection with the offering, the underwriters and selling group members may also engage in passive market making transactions in our common stock. Passive market making consists of displaying bids on the Nasdaq Capital Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common shares at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

We are subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares of common stock offered in this prospectus by any person. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to our activities.

The anticipated date of delivery of the securities offered by this prospectus will be described in the applicable prospectus supplement relating to the offering.

Any broker-dealer participating in the distribution of the shares of common stock may be deemed to be an “underwriter” within the meaning of the Securities Act with respect to any securities such entity sells pursuant to this prospectus.

To comply with the securities laws of some states, if applicable, the securities may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

22

LEGAL MATTERS

The validity of the issuance of securities offered by this prospectus will be passed upon for us by Varnum LLP, Grand Rapids, Michigan. Additional legal matters may be passed on for us, or any underwriters, dealers or agents, by counsel we will name in the applicable prospectus supplement.

EXPERTS

The financial statements of Cloudastructure, Inc. as of and for the years ended December 31, 2024 and 2023, incorporated by reference into this prospectus have been so incorporated in reliance on the report of Bush & Associates CPA, an independent registered public accounting firm, incorporated herein by reference, given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act, with respect to the securities covered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the securities covered by this prospectus, we refer you to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. We file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. The SEC maintains a website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

23

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference much of the information we file with it, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus is considered to be part of this prospectus. Any statement contained in a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or replaces that statement. This prospectus incorporates by reference the documents listed below, but excludes any information furnished to, rather than filed with, the SEC.

•	our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 31, 2025;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 (filed with the SEC on May 15, 2025), June 30, 2025 (filed with the SEC on August 14, 2025), and September 30, 2025 (filed with the SEC on November 13, 2025);

•	our Current Reports on Form 8-K, filed with the SEC on March 26, 2025 (as amended by a Form 8-K/A filed April 17, 2025), April 1, 2025, July 3, 2025, September 10, 2025, December 18, 2025, and [●]; and

•	the description of our Class A common stock contained in our Registration Statement on Form 8-A12B filed on January 28, 2025, including any amendments or reports filed for the purpose of updating such description

All reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to Cloudastructure, Inc., 228 Hamilton Avenue, 3rd Floor, Palo Alto, California 94301 or by telephone at (650) 644-4160 or by email at investorsupport@cloudastructure.com. These documents may also be found on our website at www.cloudastructure.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

24

$150,000,000

Common Stock

Preferred Stock

Warrants

Units

Subscription Rights

PROSPECTUS

25

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

PROSPECTUS - Subject to Completion dated [●]

PROSPECTUS

Up to $[●]

Class A Common Stock

We have entered into an Equity Distribution Agreement (the “sales agreement”) with Maxim Group LLC (“Maxim”) relating to the sale of our Class A common stock, par value $0.0001 per share (the “Class A common stock”), offered by this prospectus. In accordance with the terms of the sales agreement, we may offer and sell shares of our Class A common stock having an aggregate offering price of up to $[●] from time to time through Maxim acting as sales agent.

Sales of our Class A common stock, if any, under this prospectus will be made in sales deemed to be “at the market” offerings as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on or through the Nasdaq Capital Market, the existing trading market for our Class A common stock, sales made to or through a market maker other than on an exchange or otherwise, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices and/or any other method permitted by law, including in privately negotiated transactions. Maxim will use its commercially reasonable efforts to sell on our behalf all the shares of Class A common stock requested to be sold by us, consistent with its normal trading and sales practices, on mutually agreed terms between Maxim and us. There is no arrangement for funds to be received in any escrow, trust, or similar arrangement. We provide more information about how the shares of Class A common stock will be sold in the section entitled “Plan of Distribution.”

Maxim will be entitled to compensation at a fixed commission rate of 3.0% of the gross proceeds of each sale of shares of our Class A common stock. See “Plan of Distribution” beginning on page S-20 of this prospectus supplement for additional information regarding the compensation to be paid to Maxim. In connection with the sale of shares of our Class A common stock on our behalf, Maxim will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of Maxim will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to Maxim with respect to certain liabilities, including liabilities under the Securities Act.

Our Class A common stock is listed on the Nasdaq Capital Market (“Nasdaq”) under the symbols “CSAI.” On [●], 2026, the closing price of our Class A common stock as reported by Nasdaq was $[●] per share.

As of [●], 2026, the aggregate market value of our outstanding common stock held by non-affiliates was approximately $[●], which we calculated based on [●] shares of outstanding common stock as of [●], 2026, of which [●] shares were held by non-affiliates, and a price per share of $[●], which was the closing price of our Class A common stock on [●], 2026. We have not offered or sold any securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12-calendar-month period that ends on and includes the date of this prospectus. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell, pursuant to the registration statement of which this prospectus forms a part, securities with a value exceeding one-third of the aggregate market value of our outstanding common stock held by non-affiliates in any 12-month period, so long as the aggregate market value of our outstanding common stock held by non-affiliates remains below $75.0 million.

Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page S-10 of this prospectus and under similar headings in the documents incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Maxim Group LLC

The date of this prospectus is [●], 2026.

S-1

Prospectus

S-2

ABOUT THIS PROSPECTUS

This prospectus relates to part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in our base prospectus included in the shelf registration statement in one or more offerings up to a total aggregate offering price of $150,000,000. The $[●] of shares of our Class A common stock that may be offered, issued, and sold under this prospectus is included in the $150,000,000 of securities that may be offered, issued, and sold by us pursuant to our shelf registration statement. In connection with such offers and when accompanied by the base prospectus included in the registration statement of which this prospectus is a part, this prospectus will be deemed a prospectus supplement to such base prospectus.

We provide information to you about this offering of shares of our common stock in two separate documents: (i) this prospectus, which describes the specific details regarding this offering; and (ii) the base prospectus referred to above, which provides general information, some of which may not apply to this offering. Generally, when we refer to the “prospectus,” we are referring to both documents combined. You should read both this prospectus and the base prospectus as well as the information contained in the documents incorporated by reference herein and the additional information described in this prospectus under the headings “Where You Can Find More Information” and “Information Incorporated by Reference” before investing in our Class A common stock. These documents contain important information that you should consider when making your investment decision. This prospectus describes the terms of this offering of Class A common stock and also adds to and updates information contained in the documents incorporated by reference into this prospectus. To the extent there is a conflict between the information contained in this prospectus or any document incorporated by reference herein filed prior to the date of this prospectus, you should rely on the information in this prospectus; provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date – for example, a document incorporated by reference in this prospectus – the statement in the document having the later date modifies or supersedes the earlier statement.

You should rely only on the information contained or incorporated herein by reference in this prospectus. We have not authorized any other person to provide you with any information that is different. If anyone provides you with different, additional or inconsistent information, you should not rely on it.

We are offering to sell our securities only in jurisdictions where offers and sales are permitted. The distribution of this prospectus and the offering of the securities in certain jurisdictions may be restricted by law. This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference in the prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

We have authorized only the information contained or incorporated by reference in this prospectus, any accompanying prospectus supplement, and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not, and Maxim and any other underwriters have not, authorized anyone to provide you with information that is different. We and Maxim take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. We are offering to sell, and seeking offers to buy, our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this document is accurate only as of the date such information was issued, regardless of the time of delivery of this prospectus or the date of any sale of our Class A common stock.

S-3

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that can involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus and the documents incorporated by reference herein, including statements regarding our future results of operations and financial position, business plan and strategy, future revenue, timing and likelihood of success, plans and objectives of management for future operations, future results of anticipated products and prospects, plans and objectives of management are forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions, or strategies regarding the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements contained in this prospectus may include, but are not limited to, statements about:

•	the implementation of our business model and our strategic plans for our business, product, services, and technology;

•	our commercialization and marketing capabilities and strategy;

•	our ability to establish or maintain collaborations or strategic relationships or obtain additional funding;

•	our competitive position;

•	the scope of protection that we able to establish and maintain for intellectual property rights covering our products, services, and technology;

•	developments and projections relating to our competitors and our industry;

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements; and

•	the impact of new or existing laws and regulations on our business and strategy.

These forward-looking statements are based on information available to us at the time of this prospectus or the documents incorporated by reference herein, and on our current expectations and projections about our business, the industry in which we operate and financial trends that we believe may affect our business, financial condition, results of operations and prospects, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date made and are subject to a number of risks, uncertainties and assumptions, including, but not limited to, those described in the section of this prospectus entitled “Risk Factors” and in our periodic filings with the SEC, which are publicly available on the SEC’s website at www.sec.gov. Given that forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

You should read this prospectus and any accompanying prospectus supplement completely and with the understanding that our actual future results, levels of activity and performance as well as other events and circumstances may be materially different from what we expect. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus. We qualify all of our forward-looking statements by these cautionary statements.

S-4

PROSPECTUS SUMMARY

This summary highlights, and is qualified in its entirety by, the more detailed information contained elsewhere in this prospectus or incorporated by reference herein and does not contain all of the information that you should consider prior to making an investment decision. You should read the entire prospectus carefully, including the sections entitled “Risk Factors,” and “Cautionary Note Regarding Forward-Looking Statements,” and our audited and unaudited financial statements and the accompanying notes incorporated by reference herein or included in any applicable prospectus supplement hereto before making an investment decision. Unless otherwise indicated or context otherwise requires, all references to “we,” “us,” “our,” the “Company,” “Cloudastructure,” and similar terms refer to Cloudastructure, Inc.

Overview of Company

We were formed under the laws of the State of Delaware on March 28, 2003. We provide an award-winning cloud-based artificial intelligence (“AI”) video surveillance and Remote Guarding (as defined below) service built on AI and machine learning platforms.

We operated as a small Silicon Valley startup until early 2021 when we raised over $35 million in funding under Regulation A of the Securities Act. With these funds, we quickly built a sales, marketing, and support structure and achieved a degree of early success in the property management space. As of the date of this prospectus, we have contracts in place with 6 of the top 10 property management companies on the National Multifamily Housing Council’s (“NMHC’s”) 2025 NMCH 50 list (Greystar Real Estate Partners, Asset Living, Avenue5 Residential, LLC, Cushman & Wakefield, FPI Management, Inc., and Bozzuto). Our cloud-based solutions allow our customers to provide real-time safety and security solutions for their properties, as well as easily manage security across all of their locations. As of the date of this prospectus, we are focused on expanding into more of our existing top tier customer locations, acquiring additional customers in the property management (“proptech”) space, and we anticipate continuing to enter into additional markets in 2026.

Our intelligent AI solution works by identifying objects (faces, license plates, animals, guns, etc.) in video footage so that property managers can quickly search for those objects. Additionally, our AI and Remote Guarding services provide a proactive response to crime. Remote guarding combines video surveillance, AI analytics, monitoring centers, and security agents (“Remote Guarding”). Based on internal data comparing the total number of actual threatening activity alerts received by our Remote Guards, against all potentially suspicious and threatening activity alerts received by our Remote Guards, on average, in 2025 to the date of this prospectus, our Remote Guarding services deterred over 98% of all threatening activity for our customers. We believe AI security delivers multiple benefits for many property owners, including, without limitation:

•	Deterring crime and improving overall safety;

•	Improving occupancy rates and rental rates; and

•	Reducing onsite guard costs and lowering insurance rates

We believe that our solution is more affordable and easier to use than the various solutions that our competitors offer. Our Remote Guarding service bridges the line between AI and human intelligence. AI has the ability to monitor all cameras at the same time and all of the time, a task from which humans would fatigue. When the AI detects an event occurring, the Remote Guards are notified. The Remote Guards can then determine if escalation is required. With real-time human intervention, our Remote Guarding service can turn video surveillance from a forensic tool, used after a crime has been committed, into a real time crime prevention tool. This has the potential to greatly increase value for our customers.

S-5

Emerging Growth Company

We are an “emerging growth company” as defined in the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take, and intend to take, advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (ii) the exemptions from say-on-pay, say-on-frequency, and say-on-golden parachute voting requirements, and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

We will remain an emerging growth company until the earliest of (i) December 31, 2030, which is the last day of the fiscal year following the fifth anniversary of our direct listing on Nasdaq, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Class A common stock held by non-affiliates was $700.0 million or more as of the last business day of the second fiscal quarter of such year, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we may adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-public companies instead of the dates required for other public companies.

Smaller Reporting Company

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting Class A common stock held by non-affiliates is $250 million or more measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100 million during the most recently completed fiscal year and our voting and non-voting Class A common stock held by non-affiliates is $700 million or more measured on the last business day of our second fiscal quarter.

Corporate Information

We were incorporated under the laws of the State of Delaware on March 28, 2003, under the name Connexed Technologies, Inc. On September 28, 2016, we changed our name to Cloudastructure, Inc. Our principal executive offices are located at 228 Hamilton Avenue, 3rd Floor, Palo Alto, California 94301. Our telephone number is (650) 644-4160, and our website address is www.cloudastructure.com. Information contained on or that can be accessed through our website is neither a part of, nor incorporated by reference into, this prospectus, and you should not consider information on our website to be part of this prospectus. Our website address is included in this prospectus as an inactive textual reference only.

S-6

THE OFFERING

Common stock to be offered by us pursuant to this prospectus	Shares of our Class A common stock having an aggregate offering price of up to $[●].

Common stock outstanding after this offering(1)	Up to [●] shares of our Class A common stock, assuming sales of [●] shares of Class A common stock at a price of $[●] per share, which was the closing price of our Class A common stock on Nasdaq on [●], 2026. The actual number of shares of our Class A common stock issued will vary depending on the sales price under this offering. In addition, there are [●] shares of our Class B common stock outstanding as of [●], 2026.

Market for common stock	Our Class A common stock is listed on the Nasdaq Capital Market under the symbol “CSAI.”

Manner of offering	Sales of shares of our Class A common stock, if any, will be made pursuant to the terms of the sales agreement between us and Maxim Group LLC. Sales of the shares will be made in sales deemed to be “at-the-market” equity offerings as defined in Rule 415 promulgated under the Securities Act. Maxim Group LLC will act as sales agent and will use commercially reasonable efforts to sell on our behalf all of the shares of common stock requested to be sold by us, consistent with its normal trading and sales practices. See “Plan of Distribution.”

Use of proceeds	We plan to use the net proceeds from this offering, if any, for general working capital and general corporate purposes. See “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page S-10 of this prospectus, as well as the other information included in or incorporated by reference in this prospectus, for a discussion of risks you should carefully consider before investing in our securities.

Exclusive sales agent	Maxim Group LLC is acting as the exclusive sales agent in connection with this offering.

(1)	The number of shares of our Class A common stock and Class B common stock to be outstanding after this offering is based on [●] shares of our Class A common stock and [●] shares of our Class B common stock outstanding as of [●], 2026, and excludes, as of that date, the following:

	•	[●] shares of Class B common stock issuable upon the exercise of outstanding stock options under the Company’s 2024 Stock Option Plan (the “Incentive Plan”), having a weighted average exercise price of $[●] per share;

	•	[●] shares of common stock (either Class A common stock or Class B common stock) available for future issuance under our Incentive Plan; and

	•	[●] shares of Class A common stock issuable upon the exercise of outstanding warrants, having a weighted average exercise price of $[●] per share;

	•	[●] shares of Class A common stock reserved for issuance upon the conversion of the [●] shares of Series 2 Convertible Preferred Stock that are outstanding as of [●], 2026;

	•	additional shares of Class A common stock we may issue upon the conversion of any shares of our Series 2 Convertible Preferred Stock, including the [●] shares of Series 2 Convertible Preferred Stock outstanding as of [●], 2026, as well as any additional shares of Series 2 Convertible Preferred Stock we may issue and sell after such date; and

	•	any shares of Class A common stock we may issue and sell to Atlas Sciences, LLC, a Utah limited liability company, pursuant to the Equity Purchase Agreement we entered into with Atlas Sciences, LLC on November 25, 2024, as subsequently amended, supplemented, and/or otherwise modified.

S-7

RISK FACTORS

Before you make a decision to invest in our securities, you should consider carefully the risks described below, together with other information in this prospectus and the information incorporated by reference herein, including any risk factors contained in our annual and other reports filed with the SEC. If any of the following events actually occur, our business, operating results, prospects or financial condition could be materially and adversely affected. This could cause the trading price of our common stock to decline and you may lose all or part of your investment. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also significantly impair our business operations and could result in a complete loss of your investment.

Risks Related to this Offering and to our Class A Common Stock

Since we have broad discretion in how we use the proceeds from this offering, we may use the proceeds in ways with which you disagree.

We have not allocated specific amounts of the net proceeds from this offering for any specific purpose. Accordingly, our management will have flexibility in applying the net proceeds of this offering. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the net proceeds will be invested in a way that does not yield a favorable, or any, return for us. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flow.

Sales of a significant number of shares of our Class A common stock in the public markets, or the perception that such sales could occur, could depress the market price of our common stock.

Sales of a substantial number of shares of our Class A common stock in the public markets could depress the market price of our Class A common stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock would have on the market price of our common stock.

In addition to sales of our Class A common stock in the offering described in this prospectus, we currently have two other financing arrangements in place that may result in our sale of a substantial number of shares of Class A common stock:

•	On March 21, 2025, we entered into a Securities Purchase Agreement (as subsequently amended, supplemented, restated, and/or otherwise modified from time to time, the “Series 2 Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (“Streeterville”), pursuant to which we may issue and sell to Streeterville shares of our Series 2 Convertible Preferred Stock, subject to the terms and conditions of the Series 2 Purchase Agreement. As of [●], 2026, we have issued and sold to Streeterville a total of [●] shares of our Series 2 Convertible Preferred Stock, of which [●] shares have been converted into an aggregate of [●] shares of our Class A common stock. Subject to the terms and conditions of the Series 2 Purchase Agreement, we may sell up to an additional [●] shares of our Series 2 Convertible Preferred Stock to Streeterville, all of which are convertible into shares of our Class A common stock. Streeterville’s sale of the Class A common stock it receives upon conversion of the Series 2 Convertible Preferred Stock it acquires from us pursuant to the Series 2 Purchase Agreement could significantly reduce the market price of our Class A common stock.

•	On November 25, 2024, we entered into an Equity Purchase Agreement (as subsequently amended, supplemented, restated, and/or otherwise modified from time to time, the “Equity Line of Credit”) with Atlas Sciences, LLC, a Utah limited liability company (“Atlas”), pursuant to which we may issue and sell to Atlas shares of our Class A common stock, subject to the terms and conditions of the Equity Line of Credit. As of [●], 2026, we have not sold any shares of our Class A common stock to Atlas pursuant to the Equity Line of Credit. However, if we do sell any such shares pursuant to the Equity Line of Credit, the sale by Atlas of such shares of Class A common stock could significantly reduce the market price of our Class A common stock.

The sales agreement with Maxim described in this prospectus is a third financing arrangement we have established in order to provide us with the capital we believe is needed to continue our business operations and pursue our growth strategy. Because we are not cash flow positive yet, we require additional capital in order to fund our operations. But our sale of securities pursuant to any one or more of these financing arrangements could lead to a decline in the market price of our Class A common stock.

S-8

You may experience immediate and substantial dilution in the book value per share of the Class A common stock you purchase in the offering.

The shares sold in this offering, if any, will be sold from time to time at various prices. The offering price per share in this offering may exceed the net tangible book value per share of our common stock outstanding prior to this offering. For illustrative purposes, assuming that an aggregate of [●] shares of our Class A common stock are sold at a price of $[●] per share, the last reported sale price of our common stock on Nasdaq on [●], 2026, for aggregate gross proceeds of approximately $[●], and after deducting commissions and estimated aggregate offering expenses payable by us, you will experience immediate dilution of approximately $[●] per share, representing the difference between our net tangible book value per share as of December 31, 2025, and our pro forma net tangible book value per share after giving effect to this offering at the assumed offering price. See the section entitled “Dilution” below for a more detailed illustration of the dilution you would incur if you participate in this offering.

The Class A common stock offered hereby will be sold in “at the market” offerings, and investors who buy shares at different times will likely pay different prices.

Investors who purchase shares in this offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. We will have discretion, subject to market demand, to vary the timing, prices, and numbers of shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their shares as a result of share sales made at prices lower than the prices they paid.

The actual number of shares of Class A common stock we will issue under the sales agreement and the gross proceeds resulting from those sales, at any one time or in total, is uncertain.

Subject to certain limitations in the sales agreement and compliance with applicable law, we have the discretion to request Maxim to sell on our behalf shares of Class A common stock at any time throughout the term of the sales agreement, and Maxim will use commercially reasonable efforts consistent with its normal trading and sales practices to sell the shares. The number of shares that are sold by Maxim after we request that sales be made will fluctuate based on the market price of our Class A common stock during the sales period and limits we set with Maxim. Because the price per share of our Class A common stock sold will fluctuate based on the market price of our Class A common stock during the sales period, it is not possible to predict the number of shares of Class A common stock that will ultimately be issued by us under the sales agreement or the amount of gross proceeds to be raised in connection with those sales. In addition, investors may experience a decline in the value of the shares they purchase in this offering as a result of sales made at prices lower than the prices they paid.

Our stockholders may experience substantial dilution in the value of their investment if we issue additional shares of our capital stock.

To raise additional capital, we may in the future sell additional shares of our common stock or other securities convertible into or exchangeable for our common stock at prices that are lower than the prices paid by existing stockholders, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders, which could result in substantial dilution to the interests of existing stockholders. In addition, to the extent that outstanding warrants or options are exercised, new options or other equity awards are issued under our Incentive Plan, or we issue additional shares in the future, stockholders may experience further dilution.

We may issue debt and equity securities or securities convertible into equity securities, any of which may be senior to our common stock as to distributions and in liquidation, which could negatively affect the value of our common stock.

In the future, we may attempt to increase our capital resources by entering into debt or debt-like financing that is unsecured or secured by up to all of our assets, or by issuing additional debt or equity securities, which could include issuances of secured or unsecured commercial paper, medium-term notes, senior notes, subordinated notes, guarantees, preferred stock, hybrid securities, or securities convertible into or exchangeable for equity securities. In the event of our liquidation, our lenders and holders of our debt and preferred securities would receive distributions of our available assets before distributions to the holders of our common stock. Because our decision to incur debt and issue securities in future offerings may be influenced by market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings or debt financings. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future.

S-9

We do not intend to pay dividends on our common stock, so any returns will be substantially limited to the value of our common stock.

We have no current plans to pay any cash dividends on our common stock. The declaration, amount and payment of any future dividends on shares of our common stock will be at the sole discretion of our board of directors. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends from future earnings for the foreseeable future. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on our payment of dividends to our stockholders and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any indebtedness we incur. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

A de-listing of our Class A common stock from the Nasdaq Capital Market may negatively impact the value of our Class A commons tock and significantly impact the liquidity for shares of our Class A common stock.

Our common stock currently trades on the Nasdaq Capital Market and to maintain that listing, we must, among other things, satisfy Nasdaq’s continued listing standards, including maintaining a minimum bid price of at least $1.00 per share at all times. Failure to meet the minimum bid price requirement may result in a notice of noncompliance from Nasdaq and the initiation of delisting proceedings under Nasdaq’s rules. If we are unable to regain compliance within the applicable cure period(s), our common stock could be suspended and ultimately delisted from the Nasdaq Capital Market. Delisting would likely adversely affect the liquidity and market price of our Class A common stock, reduce the number of investors able or willing to hold or acquire our shares, impair our ability to raise additional capital on acceptable terms, result in the loss of confidence in our company, and could trigger defaults or penalties under existing or future agreements that include listing-based covenants, including the sales agreement with Maxim and the Series 2 Purchase Agreement and Equity Line of Credit described above. While companies that lose their Nasdaq listing may have their securities quoted on the over-the-counter market during any appeal period, trading on such venues is typically more limited, less transparent, and more volatile than on a national securities exchange, which could further depress the price and liquidity of our shares.

S-10

USE OF PROCEEDS

We may offer and sell shares of our Class A common stock having aggregate sales proceeds of up to $[●] from time to time. The amount of proceeds we receive, if any, will depend on the actual number of shares of our Class A common stock sold and the market price at which such shares are sold. There can be no assurance that we will be able to sell any shares or fully utilize the sales agreement with Maxim as a source of financing. Because there is no minimum offering amount required as a condition to close this offering, the net proceeds to us, if any, are not determinable at this time.

We currently intend to use the net proceeds from this offering, if any, primarily for working capital and general corporate purposes. We may also use a portion of the net proceeds to invest in or acquire businesses or technologies that we believe are complementary to our own, although we have no current plans, commitments or agreements with respect to any acquisitions as of the date of this prospectus.

We have broad discretion in determining how the proceeds of this offering will be used, and our discretion is not limited by the aforementioned possible uses. Our board of directors believes the flexibility in application of the net proceeds is prudent. See the section entitled “Risk Factors—Risks Related to this Offering and to our Class A Common Stock.” Since we have broad discretion in how we use the proceeds from this offering, we may use the proceeds in ways with which you disagree.

S-11

DILUTION

Investors purchasing our Class A common stock in this offering will experience immediate dilution in the net tangible book value of their shares. Our net tangible book value as of December 31, 2025 was approximately $[●] million, or $[●] per share. We calculate net tangible book value per share by dividing our net tangible book value, which is tangible assets less total liabilities, by the number of outstanding shares of our common stock. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of Class A common stock in this offering and the as-adjusted net tangible book value per share of common stock immediately after giving effect to this offering.

After giving effect to the sale by us of shares of our Class A common stock in the aggregate gross amount of approximately $[●] in this offering at an assumed offering price of $[●] per share, the closing price of our common stock on Nasdaq on [●], 2026, and after deducting commissions and estimated offering expenses of approximately $[●] payable by us, our pro forma as-adjusted net tangible book value as of December 31, 2025 would have been approximately $[●] million, or $[●] per share. This represents an immediate increase in pro forma as adjusted net tangible book value of approximately $[●] per share to existing stockholders and results in immediate dilution in net tangible book value to investors purchasing our securities in this offering. The following table illustrates this calculation on a per share basis:

Assumed public offering price per share for this offering			$	[●]
Historical net tangible book value per share as of December 31, 2025	$	[●]
Pro forma increase per share attributable to the pro forma adjustments	$	[●]
Pro forma net tangible book value per share after the pro forma adjustments			$	[●]
Increase in pro forma as-adjusted net tangible book value per share after this offering	$	[●]
Pro forma as-adjusted net tangible book value per share as of December 31, 2025, after giving effect to this offering			$	[●]
Dilution per share to new investors			$	[●]

The foregoing table does not take into account dilution to new investors that could occur upon the exercise of outstanding options and warrants having a per share exercise price less than the assumed public offering price in this offering or shares of common stock issued after December 31, 2025.

The foregoing table is based on [●] shares of our Class A common stock and [●] shares of our Class B common stock outstanding as of December 31, 2025, and, excludes, as of that date, the following:

•	[●] shares of Class B common stock issuable upon the exercise of outstanding stock options under the Company’s 2024 Stock Option Plan (the “Incentive Plan”), having a weighted average exercise price of $[●] per share;

•	[●] shares of common stock (either Class A common stock or Class B common stock) available for future issuance under our Incentive Plan; and

•	[●] shares of Class A common stock issuable upon the exercise of outstanding warrants, having a weighted average exercise price of $[●] per share;

•	[●] shares of Class A common stock reserved for issuance upon the conversion of the [●] shares of Series 2 Convertible Preferred Stock that are outstanding as of [●], 2026;

•	additional shares of Class A common stock we may issue upon the conversion of any shares of our Series 2 Convertible Preferred Stock, including the [●] shares of Series 2 Convertible Preferred Stock outstanding as of [●], 2026, as well as any additional shares of Series 2 Convertible Preferred Stock we may issue and sell after such date; and

•	any shares of Class A common stock we may issue and sell to Atlas Sciences, LLC, a Utah limited liability company, pursuant to the Equity Purchase Agreement we entered into with Atlas Sciences, LLC on November 25, 2024, as subsequently amended, supplemented, and/or otherwise modified.

To the extent that any outstanding warrants or options are exercised, new options or other equity awards are issued under our Incentive Plan, shares of our outstanding Series 2 Convertible Preferred Stock are converted into shares of common stock, or we issue additional shares in the future, there will be further dilution to new investors participating in this offering. In addition, we may choose to raise additional capital due to market conditions or strategic considerations. To the extent that additional capital is raised through the sale of securities, the issuance of those securities could result in further dilution to our stockholders.

S-12

PLAN OF DISTRIBUTION

We have entered into the sales agreement, dated as of [●], 2026, with Maxim, under which we may issue and sell shares of our Class A common stock having an aggregate offering price of up to $[●] from time to time through Maxim acting as our sales agent. In no event will the actual number of shares of Class A common stock offered and sold by us pursuant to the sales agreement exceed the number of shares that we have available and authorized for issuance under our Charter.

The sales agreement provides that sales of our Class A common stock, if any, under this prospectus may be made in sales deemed to be “at-the-market” equity offerings as defined in Rule 415(a)(4) promulgated under the Securities Act including sales made directly on or through Nasdaq, the existing trading market for our Class A common stock, or any other existing trading market in the Unites States for our Class A common stock, sales made to or through a market maker other than on an exchange or otherwise, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, and/or in any other method permitted by law.

Maxim will offer shares of our Class A common stock at prevailing market prices subject to the terms and conditions of the sales agreement as agreed upon by us and Maxim. We will designate the number of shares that we desire to sell, the time period during which sales are requested to be made, any limitation on the number of shares that may be sold in one day, and any minimum price below which sales may not be made. Subject to the terms and conditions of the sales agreement, Maxim will use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable laws and regulations to sell on our behalf all of the shares requested to be sold by us. We or Maxim may suspend the offering of the shares of Class A common stock being made through Maxim under the sales agreement at any time upon proper notice to the other party.

Settlement for sales of Class A common stock will occur on the second trading day, or such other settlement cycle as may be in effect under Exchange Act Rule 15c6-1 from time to time, following the date on which any sales are made, in return for payment of the net proceeds to us. Sales of shares of our Class A common stock as contemplated in this prospectus will be settled through the facilities of The Depository Trust Company or by such other means as we and Maxim may agree upon. There is no arrangement for funds to be received in an escrow, trust, or similar arrangement.

We will pay Maxim a cash commission of 3.0% of the gross sales price of the shares of our Class A common stock that Maxim sells pursuant to the sales agreement. Because there is no minimum offering amount required as a condition to this offering, the actual total offering amount, commissions, and proceeds to us, if any, are not determinable at this time. Pursuant to the terms of the sales agreement, we agreed to reimburse Maxim for reasonable fees and expenses of Maxim’s counsel in an amount up to $25,000. In addition, we have agreed to reimburse Maxim for its counsel’s legal fees in an amount of $3,500 per Bringdown Date (as defined in the sales agreement) in connection with ongoing diligence arising from the transactions contemplated by the sales agreement. We will report at least quarterly the number of shares of our Class A common stock sold through Maxim under the sales agreement, the net proceeds to us, and the compensation paid by us to Maxim in connection with the sales of shares of our Class A common stock.

In connection with the sales of shares of our Class A common stock on our behalf, Maxim will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation paid to Maxim will be deemed to be underwriting commissions or discounts. We have agreed in the sales agreement to provide indemnification and contribution to Maxim against certain liabilities, including liabilities under the Securities Act.

The offering of shares of our Class A common stock pursuant to this prospectus will terminate upon the earlier of the sale of all of the shares of our Class A common stock provided for in this prospectus or termination of the sales agreement as permitted therein.

To the extent required by Regulation M, Maxim will not engage in any market making activities involving our Class A common stock while the offering is ongoing under this prospectus.

S-13

Maxim and certain of its affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. Maxim and such affiliates may in the future receive customary fees and expenses for these transactions. Maxim or its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

This prospectus may be made available in electronic format on a website maintained by Maxim, and Maxim may distribute this prospectus electronically.

The foregoing does not purport to be a complete statement of the terms and conditions of the sales agreement. A copy of the sales agreement is included as an exhibit to the registration statement of which this prospectus forms a part.

Our Class A common stock is listed on Nasdaq under the symbol “CSAI.”

Other than in the United States, no action has or will be taken by us or Maxim that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

S-14

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Varnum LLP, Grand Rapids, Michigan. Maxim is being represented in connection with this offering by Pryor Cashman LLP, New York, New York.

EXPERTS

The financial statements of Cloudastructure, Inc. as of and for the years ended December 31, 2024 and 2023, incorporated by reference into this prospectus have been so incorporated in reliance on the report of Bush & Associates CPA, an independent registered public accounting firm, incorporated herein by reference, given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act, with respect to the securities covered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the securities covered by this prospectus, please see the registration statement and the exhibits filed with the registration statement. The SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov.

We are subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, we file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information are available for inspection and copying at the website of the SEC referred to above. We maintain a website at www.cloudastructure.com. You may access our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed pursuant to Sections 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus.

S-15

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference much of the information we file with it, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus is considered to be part of this prospectus. Any statement contained in a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or replaces that statement. This prospectus incorporates by reference the documents listed below, but excludes any information furnished to, rather than filed with, the SEC.

•	our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 31, 2025;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 (filed with the SEC on May 15, 2025), June 30, 2025 (filed with the SEC on August 14, 2025), and September 30, 2025 (filed with the SEC on November 13, 2025);

•	our Current Reports on Form 8-K, filed with the SEC on March 26, 2025 (as amended by a Form 8-K/A filed April 17, 2025), April 1, 2025, July 3, 2025, September 10, 2025, December 18, 2025, and [●]; and

•	the description of our Class A common stock contained in our Registration Statement on Form 8-A12B filed on January 28, 2025, including any amendments or reports filed for the purpose of updating such description

All reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to Cloudastructure, Inc., 228 Hamilton Avenue, 3rd Floor, Palo Alto, California 94301 or by telephone at (650) 644-4160 or by email at investorsupport@cloudastructure.com. These documents may also be found on our website at www.cloudastructure.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

S-16

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by us (except for any discounts, concessions, commissions, fees of underwriters, selling brokers or dealer managers, and expenses incurred for brokerage, accounting, tax or legal services and any other similar expenses incurred by the selling stockholder in disposing of the shares). All amounts shown are estimates except the Securities and Exchange Commission (“SEC”) registration fee.

SEC registration fee	$20,715
FINRA filing fee	*
Transfer agent's fees and expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Trustee fees and expenses	*
Miscellaneous expenses	*
Total	*

__________________

*	Estimated expenses are not presently known. The actual expenses incurred will depend on the securities offered, the number of issuances and the nature of the offerings. We estimate that the expenses in connection with the sale of securities in the “at the market offering” described in the prospectus supplement filed with this registration statement (other than commissions and reimbursements payable to the sales agent for such offering) will be accounting fees and expenses of $25,000, legal fees and expenses of $30,000, and miscellaneous expenses of $10,000.

Item 15.	Indemnification of Directors and Officers

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law (the “Delaware Act”) provides that a Delaware corporation may indemnify any person who was or is, or is threatened to be made, a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. Any indemnification under Section 145(a) is subject to a determination, made in the manner prescribed by Section 145(d) (by a majority vote of disinterested directors, a committee of disinterested directors, independent legal counsel, or the stockholders), that the applicable standard of conduct has been met.

Section 145 of the Delaware Act also provides that Delaware corporation may indemnify any person who was or is, or is threatened to be made, a party to any threatened, pending, or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, provided that no indemnification shall be made in respect of any claim, issue or matter as to which such person is adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability and in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Any indemnification under Section 145(b) likewise requires a determination under Section 145(d) that the applicable standard of conduct has been met.

II-1

Under the Delaware Act, where a present or former officer or director is successful on the merits or otherwise in the defense of any action referred to above, or in defense of any claim, issue or matter therein, the corporation must indemnify such present or former officer or director against the expenses (including attorney’s fees) which such present or former officer or director actually and reasonably incurred in connection with such action (or claim, issue or matter therein). In addition, expenses may be advanced prior to the final disposition of such actions, subject to the recipient’s undertaking to repay such amounts if it shall ultimately be determined that such person is not entitled to be indemnified under the Delaware Act or otherwise.

Section 102(b)(7) of the Delaware Act permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	breach of a director’s duty of loyalty to the corporation or its stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock purchase or redemption; or

•	transaction from which the director derived an improper personal benefit.

Our Charter contains a provision that precludes any director of ours from being personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for the aforementioned liabilities which we are not permitted to eliminate or limit under Section 102(b)(7) of the Delaware Act.

In addition, our Charter and Bylaws require us to indemnify, and advance expenses to, to the fullest extent permitted by law, any person who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Any advancement of expenses is conditioned upon the recipient’s execution of the undertaking required by the Delaware Act to repay such amounts if it is ultimately determined that the recipient is not entitled to indemnification. Determinations as to whether the applicable standard of conduct has been met shall be made in the manner prescribed by Section 145(d).

Our Bylaws further authorize us to purchase and maintain insurance on behalf of any person who is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not we would have the power to indemnify such person against such liability under the provisions of the Delaware Act.

We maintain an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act, or otherwise. In addition, we have entered into separate indemnification agreements with each of our directors and executive officers.

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Item 16.	Exhibits and Financial Statement Schedules

Exhibits

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement, which Exhibit Index is incorporated herein by reference.

Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or in the accompanying notes.

Item 17.	Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (ii), and (iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act, that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

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(4)	That, for the purpose of determining liability under the Securities Act to any purchaser,

(i)	each prospectus filed pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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EXHIBIT INDEX

Exhibit Number	Description	Incorporated by Reference
		Form	File Number	Exhibit	Filing Date
1.1*	Form of Underwriting Agreement
1.2**	Equity Distribution Agreement, dated [●], 2026, by and between Cloudastructure, Inc. and Maxim Group LLC
3.1	Amended and Restated Certificate of Incorporation of the registrant, as currently in effect	S-1/A	333-255424	3.1	October 24, 2024
3.2	Form of Certificate of Designations of Preferences and Rights of Series 1 Convertible Preferred Stock	S-1/A	333-282038	3.2	November 29, 2024
3.3	Certificate of Designations of Preferences and Rights of Series 2 Convertible Preferred Stock	8-K	001-42494	3.1	March 26, 2025
3.4	Second Amended and Restated Bylaws of the registrant, as currently in effect	8-K	001-42494	3.1	July 3, 2025
4.1	Description of Securities (incorporated by reference to exhibits 3.1 through 3.4)
4.2	Form of Warrant (Regulation A)	S-1/A	333-282038	4.2	September 26, 2024
4.3*	Form of Certificate of Designations, Rights and Preferences of Preferred Stock
4.4*	Form of Warrant and Warrant Agreement for Common Stock
4.5*	Form of Warrant and Warrant Agreement for Preferred Stock
4.6*	Form of Unit Agreement
5.1**	Opinion of Varnum LLP
10.1+	Amended 2014 Stock Option Plan	S-1/A	333-282038	10.1	September 26, 2024
10.2+	2024 Stock Option Plan	S-1/A	333-282038	10.2	October 24, 2024
10.3+	Employment Agreement between Cloudastructure, Inc. and James McCormick, dated June 24, 2024	S-1/A	333-282038	10.3	October 24, 2024
10.4	Securities Purchase Agreement, dated November 25, 2024, between Cloudastructure, Inc. and Streeterville Capital, LLC	S-1/A	333-282038	10.6	November 29, 2024
10.5	Equity Purchase Agreement, dated November 25, 2024, between Cloudastructure, Inc. and Atlas Sciences, LLC	S-1/A	333-282038	10.7	November 29, 2024
10.6	Registration Rights Agreement, dated November 25, 2024, between Cloudastructure, Inc. and Atlas Sciences, LLC	S-1/A	333-282038	10.8	November 29, 2024
10.7	Amendment No. 1 to Securities Purchase Agreement, dated January 16, 2025, between Cloudastructure, Inc. and Streeterville Capital, LLC	S-1/A	333-282038	10.7	January 27, 2025
10.8	Amended and Restated Voting Agreement between Cloudastructure, Inc. and Rick Bentley, dated January 22, 2025	S-1/A	333-282038	10.10	January 27, 2025
10.9	Form of Standstill Agreement between Cloudastructure, Inc., Rick Bentley, and Gregory Rayzman	S-1/A	333-282038	10.11	January 27, 2025
10.10	Engagement Letter between Cloudastructure, Inc. and Maxim Group LLC, dated April 25, 2024	S-1	333-284717	10.12	February 6, 2025
10.11	Amendment No. 2 to Securities Purchase Agreement, dated January 29, 2025, between Cloudastructure, Inc. and Streeterville Capital, LLC	S-1/A	333-284717	10.13	February 13, 2025
10.12	Securities Purchase Agreement, dated March 21, 2025, between Cloudastructure, Inc. and Streeterville Capital, LLC	8-K	001-42494	10.1	March 26, 2025
10.13	Registration Rights Agreement, dated March 21, 2025, between Cloudastructure, Inc. and Streeterville Capital, LLC	8-K	001-42494	10.2	March 26, 2025
10.14	Placement Agency Agreement, dated March 21, 2025, between Cloudastructure, Inc. and Maxim Group LLC	8-K	001-42494	10.3	March 26, 2025
10.15	Amendment No. 3 to Securities Purchase Agreement, dated February 14, 2025, between Cloudastructure, Inc. and Streeterville Capital, LLC	10-K	001-42494	10.15	March 31, 2025
10.16	Voting Agreement between Cloudastructure, Inc. and Rick Bentley, dated March 24, 2025	10-K	001-42494	10.16	March 31, 2025
10.17	Waiver Agreement between Cloudastructure, Inc. and Streeterville Capital, LLC, dated April 1, 2025	8-K	001-42494	10.1	April 1, 2025
10.18	Supplement Terms Agreement between Cloudastructure, Inc. and Streeterville Capital, LLC, dated April 11, 2025	8-K/A	001-42494	10.1	April 17, 2025
10.19	Waiver Agreement between Cloudastructure, Inc. and Streeterville Capital, LLC, dated April 11, 2025	8-K/A	001-42494	10.2	April 17, 2025
10.20	Waiver Agreement between Cloudastructure, Inc. and Atlas Sciences, LLC, dated April 11, 2025	8-K/A	001-42494	10.3	April 17, 2025
10.21	Waiver Agreement between Cloudastructure, Inc. and Streeterville Capital, LLC, dated December 15, 2025	8-K	001-42494	10.1	December 18, 2025
10.22	Supplement Terms Agreement between Cloudastructure, Inc. and Streeterville Capital, LLC, dated December 15, 2025	8-K	001-42494	10.2	December 18, 2025
23.1**	Consent of Bush & Associates CPA, Independent Registered Public Accounting Firm
23.2**	Consent of Varnum LLP (included in Exhibit 5.1)
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).
107**	Filing Fee Table

________________________

*	To be filed with a Current Report on Form 8-K or a Post-Effective Amendment to the registration statement.
**	Filed herewith.
+	Compensatory plan or arrangement.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Palo Alto, California, on [●], 2026.

CLOUDASTRUCTURE, INC.

By:
James McCormick
Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of Cloudastructure, Inc., hereby severally constitute and appoint James McCormick and Greg Smitherman, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for us and in our name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as we might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer, Director	[●], 2026
James McCormick	(Principal Executive Officer)

	Chief Financial Officer	[●], 2026
Greg Smitherman	(Principal Financial and Accounting Officer)

	Director	[●], 2026
Craig Johnson

	Director	[●], 2026
Jeff Kirby

	Director	[●], 2026
Ruba Qashu